Exhibit 99.1

BELLUS HEALTH INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the “Meeting”) of the common shareholders of BELLUS Health Inc. (the “Company”) will be held via live webcast at https://web.lumiagm.com/248592297, on May 10, 2021 at 2:00 p.m., Montréal time, for the following purposes:

(i)	to receive and consider the annual report of the directors to the shareholders and the financial statements of the Company for the financial year ended December 31, 2020, and the report of the auditors thereon;

(ii)	to elect each of the directors for the ensuing year;

(iii)	to appoint KPMG LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;

(iv)

to consider and, if deemed appropriate, adopt a resolution ratifying, confirming and approving certain amendments to the by-laws of the Company (the full text of the resolution is reproduced under section “Ratification of By-Laws Amendment” of the Circular)

and

(v)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

This year, as a precautionary measure to proactively address the public health impact of coronavirus disease (COVID-19), mitigate health and safety risks to the Company’s shareholders, employees and other stakeholders, and abide by government guidelines limiting indoor public events, the Company will hold a virtual-only Meeting via live webcast. Shareholders will have an equal opportunity to participate in the Meeting online, regardless of geographic location, as well as to ask questions and vote on certain topics. Nonregistered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to participate in the meeting as guests, but guests will not be able to vote or speak at the meeting. Shareholders will not be able to attend the Meeting physically. A summary of the information shareholders and proxyholders will need to attend the Meeting online is provided in the management proxy circular attached to this Notice of Meeting.

Shareholders who are unable to participate in the Meeting are requested to date and sign the enclosed proxy and to mail it to or deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, proxies must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, before the date of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

Online participation in the Meeting enables registered shareholders to participate in the Meeting and ask questions in real time. Registered shareholders can vote at the appropriate times by completing a ballot online during the Meeting. Registered shareholders wishing to vote at the Meeting do not need to complete or return the form of proxy. However, even if a shareholder wishes to participate in the Meeting, such Shareholder may vote his or her common shares in advance, each such vote to be counted if such Shareholder later decides not to participate in the Meeting.

DATED at Montréal, Québec, Canada, March 23, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Sébastien Roy
Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE COMPANY, C/O COMPUTERSHARE INVESTOR SERVICES INC., IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR FOR ADDITIONAL PARTICULARS.